

June 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: PGIM Rock ETF Trust
        Issuer CIK: 0001992104
        Issuer File Number: 333-274664/811-23901
        Form Type: 8-A12B
        Filing Date: June 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of PGIM S&P 500 Quarterly Buffer 5 ETF, PGIM S&P 500 Quarterly Buffer 10 ETF, PGIM S&P 500 Quarterly Buffer 15 ETF and PGIM S&P 500 Quarterly Buffer 20 ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications